UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED FIRST QUARTER 2021 RESULTS[1],[2]

Santiago, Chile, May 5, 2021 – CCU announced today its consolidated financial and operating results for the first quarter 2021, which ended March 31, 2021.

•	Consolidated Volumes increased 4.8%. Volume variation per Operating segment was as follows:
o	Chile 4.2%
o	International Business 5.1%
o	Wine 16.7%
•	Net sales were up 11.4%
•	EBITDA reached CLP 126,547 million, a 39.5% increase. EBITDA variation per Operating segment was as follows:
o	Chile 40.8%
o	International Business 68.5%
o	Wine 5.6%
•	Net income reached a gain of CLP 64,384 million, an increase of 99.7%
•	Earnings per share reached of CLP 174.2 per share

Key figures	1Q21	1Q20	Total change %
(In ThHL or CLP million unless stated otherwise)
Volumes	9,042	8,630	4.8
Net sales	569,639	511,233	11.4
Gross profit	289,369	253,795	14.0
EBIT	99,749	62,438	59.8
EBITDA	126,547	90,730	39.5
Net income	64,384	32,235	99.7
Earnings per share (CLP)	174.2	87.2	99.7

[1] For an explanation of the terms used in this report, please refer to the Glossary in Additional Information and Exhibits. Figures in tables and exhibits have been rounded and may not add up exactly to the total shown.

[2] All growth or variation references in this Earnings Release refer to 1Q21 compared to 1Q20, unless otherwise stated.

PRESS RELEASE

COMMENTS FROM THE CEO

During the first quarter 2021, we continued implementing a regional plan with three priorities during the Covid-19 pandemic: the safety of our people and the community we interact with, operation continuity and financial health. This plan allowed us to operate and supply our products to our clients and consumers in a still very challenging scenario, where restrictions continue to be implemented across the region to control new outbreaks of the virus. Within this context, as we have been mentioning since the beginning of the pandemic and stating in every quarter, we have put a special focus to maintain/grow business scale (market shares and volumes), with the purpose of gradually recover profitability over time, by implementing revenue management initiatives and efficiencies; this strategy started to yield results in 4Q20, and showed a better result in this quarter, where in addition to continue growing our business scale in all our Operating segments, we delivered an improvement in our profitability.

In terms of our performance, in the first quarter of 2021, CCU’s consolidated volumes grew 4.8% (compared with a 1Q20 that recorded a growth of 6.4% versus 1Q19), with an expansion in all our Operating segments. The positive volume growth was mainly explained by a solid commercial execution and the strength of our portfolio of brands. Regarding financial results, EBITDA was up 39.5% to CLP 126,547 million, and EBITDA margin improved 447 bps, from 17.7% to 22.2%. The better financial result was mainly driven by: (i) the expansion in consolidated volumes, as mentioned above, (ii) the implementation of revenue management initiatives and positive mix effects, (iii) efficiency gains from the ExCCelencia CCU program, with MSD&A expenses as a percentage of Net sales decreasing from 38.2% to 34.1%, and (iv) positive external effects from the 9.8%[3] appreciation of the CLP against the USD, affecting favorably our USD-denominated costs, partially compensated by currency translation effects, wine export revenues in foreign currencies, and higher cost in raw materials. As result of the above, Net income recorded a 99.7% hike, reaching CLP 64,384 million.

In the Chile Operating segment, our top line expanded 15.2%, due to 4.2% growth in volumes, revenue management initiatives and positive mix effects, mainly based on a strong performance of premium brands in beer. Volume growth was driven by all main categories. Gross profit grew 16.3%, and Gross margin rose 50 bps, from 52.2% to 52.7%, mainly as a result of the top line expansion, mentioned above, a positive external effect from the appreciation of the CLP against the USD, affecting favorably our USD-denominated costs, and efficiencies in manufacturing. This was partially offset by higher cost in raw materials. MSD&A expenses as percentage of Net sales improved 497 bps, in line with cost control initiatives through the ExCCelencia CCU program. In all, EBITDA reached CLP 103,946 million, a 40.8% increase, and EBITDA margin improved 480 bps, from 21.6% to 26.4%.

The International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, posted a 0.1% rise in revenues, due to an increase of 5.1% in volumes, offset by 4.8% lower average prices in CLP. Volume growth was mostly driven by Argentina. Lower average prices in CLP, were explained by negative currency translation effects in Argentina, from the sharp depreciation of 65.0%[4] of the ARS against the CLP, as we executed revenue management initiatives to compensate local inflation. The latter in Argentina allowed us to compensate higher USD-denominated costs from the depreciation of the ARS against the USD, and higher cost in raw materials. In addition to this, we had positive mix effects in the portfolio, that allowed us a Gross profit expansion of 9.6% and an improvement of 427 bps in Gross margin, from 45.0% to 49.3%. MSD&A expenses as a percentage of Net sales improved by 209 bps due to efficiencies from the ExCCelencia CCU program. Altogether, EBITDA reached CLP 16,706 million, an expansion of 68.5% and EBITDA margin increased from 8.0% to 13.4%.

The Wine Operating segment reported a 13.9% rise in revenue, due to a 16.7% expansion in volumes, as average prices contracted 2.4% during the quarter. The volume expansion was driven by both the domestic markets and exports, all posting double-digit growth, with market share gains in the domestic markets of Chile and Argentina. The lower prices in CLP were mainly a consequence of the appreciation of the CLP against the USD and its negative impact on export revenues, and a negative mix effect. Gross profit was up 4.0% and Gross margin decreased 380 bps, mostly reflecting a lower average price and a higher cost of wine. MSD&A expenses as a percentage of Net sales improved by 344 bps, thanks to efficiencies. In all, EBITDA reached CLP 10,180 million, a 5.6% increase, while EBITDA margin decreased from 19.5% to 18.0%.

In Colombia, where we have a joint venture with Postobón, we continued in a positive trend in volumes and financial results. In terms of volumes, we grew over 30% during the quarter. In terms of results, we have posted positive EBITDA for a second quarter in a row, based on a higher business scale, the development of our beer portfolio, and efficiencies. We will focus on continuing on this positive path, by developing a strategy that involves new consumer experiences, quality and innovation.

Summarizing, during the 1Q21, in a still challenging scenario due to the pandemic, CCU continued developing a regional plan with three priorities, the safety of the people, operation continuity and financial health. At the same time, the strategy implemented in this context gave positive results during the quarter, where we delivered volume growth in all the Operating segments and a recovery in our financial results, the latter with an improvement in our profitability. In 2021, we will continue to face a challenging and uncertain scenario due to new outbreaks of Covid-19 in the region. In this context, we will keep executing with discipline the strategy that we have been carrying out, in order to continue delivering profitable and sustainable growth.

[3] The CLP currency variation against the USD considers 2021 average of period (aop) compared to 2020 aop.

[4] The ARS currency variation against the CLP or the USD considers 2021 end of period (eop) compared to 2020 eop

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – FIRST QUARTER (Exhibit 1 & 2)
•	Net sales were up 11.4%, explained by 4.8% increase in consolidated volumes (compared with a 1Q20 that recorded a growth of 6.4% versus 1Q19), along with positive mix effects and revenue management initiatives. The higher average prices in CLP were explained by the Chile Operating segment, due to the implementation of revenue management initiatives and a positive mix effect, mainly based on a strong performance of premium brands in beer, partially offset by: (i) a contraction in the International Business Operating segment, explained by negative currency translation effects in Argentina from the sharp depreciation of 65.0%[4] of the ARS against the CLP, as we executed revenue management initiatives to compensate local inflation, and (ii) a contraction in the Wine Operating segment, mainly as a consequence of the appreciation of the CLP against the USD and its negative impact on export revenues, and a negative mix effect. The higher volume was driven by a 4.2% rise in the Chile Operating segment, 5.1% increase in the International Business Operating segment, and 16.7% jump in the Wine Operating segment, mainly explained by a solid commercial execution and the strength of our portfolio of brands.
•	Cost of sales was up 8.9%, explained by 4.8% higher volumes and a 3.9% increase in Cost of sales per hectoliter. The Chile Operating segment reported a 9.4% growth in Cost of sales per hectoliter, driven by mix effects and higher costs in raw materials, partially compensated by the appreciation of the CLP against the USD, affecting favorably our USD-denominated costs. In the International Business Operating segment, the Cost of sales per hectoliter decreased 12.2% in CLP, mostly explained by currency translation effects in Argentina, as in local currency Cost of sales per hectoliter was up, as a result of higher USD-linked costs, largely due to the 42.7%[4] devaluation of the ARS against the USD, mix effects, and a higher cost in raw materials. In the Wine Operating segment, the Cost of sales per hectoliter grew 4.2%, mostly reflecting a higher cost of wine.
•	Gross profit reached CLP 289,369 million, a 14.0% expansion. Gross margin grew 115 bps, from 49.6% to 50.8%, as a consequence of the effects described above.
•	MSD&A expenses were down 0.8%, and as a percentage of Net sales improved 420 bps, mainly due to cost control measures through the ExCCelencia CCU program in all our Operating segments. The performance by segment was as follows: In the Chile Operating segment, MSD&A expenses were down 0.9%, and as a percentage of Net sales decreased 497 bps. In the International Business Operating segment MSD&A expenses in CLP were down 4.4%, and as a percentage of Net sales decreased 209 bps. In the Wine Operating segment, MSD&A expenses were up 1.2%, and as a percentage of Net sales improved 344 bps.
•	EBIT reached CLP 99,749 million, an expansion of 59.8%, mainly due to higher volumes, positive mix effects and efficiencies from the ExCCelencia CCU program.
•	EBITDA was up 39.5%, driven by all our Operating segments, as follows: a 40.8% rise in the Chile Operating segment, a 68.5% hike in the International Business Operating segment, and a 5.6% expansion in the Wine Operating segment. In addition, EBITDA margin grew 447 bps, from 17.7% to 22.2%.
•	Non-operating result totalized a loss of CLP 6,772 million, an expansion of 9.5% when compared to a loss of
CLP 6,184 million last year, due to: (i) a lower result in other gains/(losses) by CLP 8,429 million, mostly explained by a lower result on forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on our foreign currency denominated assets, caused by a sharp appreciation of the USD against the CLP in 1Q20, (ii) a lower loss of CLP 2,502 million in Foreign currency exchange differences, mainly in Argentina, (iii) a better result of
CLP 2,267 million in Results as per adjustment units, explained by Argentina, and a lower net UF-linked liabilities (cross-currency swaps), (iv) a lower loss in Equity and income of JVs and associated by CLP 2,229 million, due to a better financial results in Colombia, and (v) a lower loss in Net financial expenses by CLP 842 million, due to higher Cash and cash equivalents.
•	Income taxes reached CLP 23,532 million, a 15.7% increase, mostly explained by a higher taxable income, partially compensated by lower taxes resulting from our foreign currency denominated assets, as a consequence of a high comparison base in 2020, as a result of a sharp appreciation of the USD against the CLP in 1Q20.
•	Net income reached a gain of CLP 64,384 million, an increase of 99.7%, explained by the reasons described above.

PRESS RELEASE

HIGHLIGHTS OPERATING SEGMENTS FIRST QUARTER

CHILE OPERATING SEGMENT

In the Chile Operating segment, our top line expanded 15.2%, due to 4.2% growth in volumes, revenue management initiatives and positive mix effects, mainly based on a strong performance of premium brands in beer. Volume growth was driven by all main categories. Gross profit grew 16.3%, and Gross margin rose 50 bps, from 52.2% to 52.7%, mainly as a result of the top line expansion mentioned above, a positive external effect from the appreciation of the CLP against the USD, affecting favorably our USD-denominated costs, and efficiencies in manufacturing. This was partially offset by higher cost in raw materials. MSD&A expenses as percentage of Net sales improved 497 bps, in line with cost control initiatives through the ExCCelencia CCU program. In all, EBITDA reached CLP 103,946 million, a 40.8% increase, and EBITDA margin improved 480 bps, from 21.6% to 26.4%.

In terms of brands, in the non-alcoholic category, our mineral water brand Cachantun, once again sponsored the Chile Open ATP and the Santiago Challenger ATP, the most important tennis tournaments in the country. In addition, we relaunched the campaign K-Pepsi, under the slogan “Why not a Pepsi – Dare yourself to do things differently”, a disruptive campaign oriented to develop brand equity among the young population. For beer brands, we developed the campaigns “Escudo - Generation with character”, and “Heineken – Pure quality malt-based”, while Kunstmann launched X3 NEIPA. In spirits, our locally produced gin “Kantal”, obtained the silver medal in the World Spirits Awards by World Spirits.

Regarding sustainability, the Environmental Ministry of Chile granted CCU a zero solid industrial waste to landfills certification, in recognition of our achievements in the valorization of industrial solid waste, a goal set in our 2020 and 2030 Environmental vision plans.

In terms of innovation, during the quarter we announced the winner of our 2020 Innpacta program, which enhance start-ups to seek disruptive solutions for the beverage industry, allowing them to implement pilot programs of their ideas in CCU. After receiving 150 postulations, the winner project attempts to monitor in real time the consumption and freshness of beer kegs, allowing beverage companies to know when a customer is out of stock of a product and to monitor consumers’ behavior.

INTERNATIONAL BUSINESS OPERATING SEGMENT

The International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, posted a 0.1% rise in revenues, due to an increase of 5.1% in volumes, offset by 4.8% lower average prices in CLP. Volume growth was mostly driven by Argentina. Lower average prices in CLP, were explained by negative currency translation effects in Argentina, from the sharp depreciation of 65.0% of the ARS against the CLP, as we executed revenue management initiatives to compensate local inflation. The latter in Argentina allowed us to compensate higher USD-denominated costs from the depreciation of the ARS against the USD, and higher cost in raw materials. In addition to this, we had positive mix effects in the portfolio, that allowed us a Gross profit expansion of 9.6% and an improvement of 427 bps in Gross margin, from 45.0% to 49.3%. MSD&A expenses as a percentage of Net sales improved by 209 bps due to efficiencies from the ExCCelencia CCU program. Altogether, EBITDA reached CLP 16,706 million, an expansion of 68.5% and EBITDA margin increased from 8.0% to 13.4%.

During the quarter, in Bolivia we launched the water brand “De La Sierra”, a packaged water elaborated with the highest quality standards, with a triple purification filtration technology, available in both still and sparkling in two formats, 600 ml and 2 liters. In Colombia, we launched the beer Tecate in a 330 ml can format. In Uruguay, we reached a record beer volume, in line with our strategic plan to increase the beer mix in this country, and in Argentina in a record time, we put in place a new can line for beer, as part of our expansion program announced last year.

INTERNATIONAL WINE OPERATING SEGMENT

The Wine Operating segment reported a 13.9% rise in revenue, due to a 16.7% expansion in volumes, as average prices contracted 2.4% during the quarter. The volume expansion was driven by both the domestic markets and exports, all posting double-digit growth, with market share gains in the domestic markets of Chile and Argentina. The lower prices in CLP were mainly a consequence of the appreciation of the CLP against the USD and its negative impact on export revenues, and a negative mix effect. Gross profit was up 4.0% and Gross margin decreased 380 bps, mostly reflecting a lower average price and a higher cost of wine. MSD&A expenses as a percentage of Net sales improved by 344 bps, thanks to efficiencies. In all, EBITDA reached CLP 10,180 million, a 5.6% increase, while EBITDA margin decreased from 19.5% to 18.0%.

During the quarter, VSPT changed its corporate image, incorporating tones that evoke land and wine, in a modern design. Its main isotype represents the guardian of Andean culture, the Condor, a majestic bird that connects Chile and Argentina, where VSPT’s wines are produced. For the second consecutive year, our Molina plant was recognized by the certification of the Environmental Ministry of Chile as a zero solid industrial waste to landfill facility. This recognition motivates us to continue working for a circular economy.

PRESS RELEASE

ADDITIONAL INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer and in the malt industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s) and Coors Brewing Company.

CORPORATE HEADQUARTERS

Vitacura 2670, 26th floor

Santiago

Chile

STOCK TICKER

Bolsa de Comercio de Santiago: CCU

NYSE: CCU

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the CMF (Chilean Market Regulator) and available on our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•	Chile: This segment commercializes Beer, Non Alcoholic Beverages and Spirits in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., Creccu S.A. and Fábrica de Envases Plásticos S.A.
•	International Business: This segment commercializes Beer, Cider, Non-Alcoholic Beverages and Spirits in Argentina, Uruguay, Paraguay and Bolivia.
•	Wine: This segment commercializes Wine, mainly in the export market reaching over 80 countries, as well as the Chilean and Argentine domestic market.
•	Other/Eliminations: Considers the non-allocated corporate overhead expenses and eliminations of transactions and volumes between segments.

PRESS RELEASE

ARS

Argentine peso.

CLP

Chilean peso.

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), includes direct costs and manufacturing costs.

Earnings per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Earnings Before Interest and Taxes. For management purposes, EBIT is defined as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Adjusted Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Adjusted Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non-recurring items (NRI), Exceptional Items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross profit

Gross profit represents the difference between Net sales and Cost of sales.

Gross margin

Gross profit as a percentage of Net sales.

Liquidity ratio

Total current assets / Total current liabilities

Marketing, Sales, Distribution and Administrative expenses (MSD&A)

MSD&A includes marketing, sales, distribution and administrative expenses.

Net Financial Debt

Total Financial Debt minus Cash & Cash Equivalents.

Net Financial Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net income attributable to the equity holders of the parent.

UF

The UF is a monetary unit indexed to the Consumer Price Index variation in Chile.

USD

United States Dollar.

PRESS RELEASE

Exhibit 1: Consolidated Income Statement (First Quarter 2021)
First Quarter	2021	2020	Total
	(CLP million)		Change %
Net sales	569,639	511,233	11.4
Cost of sales	(280,271)	(257,438)	8.9
% of Net sales	49.2	50.4
Gross profit	289,369	253,795	14.0
MSD&A	(193,964)	(195,542)	(0.8)
% of Net sales	34.1	38.2
Other operating income/(expenses)	4,344	4,186	3.8
EBIT	99,749	62,438	59.8
EBIT margin %	17.5	12.2
Net financial expenses	(3,815)	(4,658)	(18.1)
Equity and income of JVs and associated	(596)	(2,825)	(78.9)
Foreign currency exchange differences	(1,387)	(3,890)	(64.3)
Results as per adjustment units	68	(2,199)	(103.1)
Other gains/(losses)	(1,041)	7,388	(114.1)
Non-operating result	(6,772)	(6,184)	9.5
Income/(loss) before taxes	92,977	56,254	65.3
Income taxes	(23,532)	(20,339)	15.7
Net income for the period	69,445	35,916	93.4

Net income attributable to:
The equity holders of the parent	64,384	32,235	99.7
Non-controlling interest	(5,061)	(3,681)	37.5

EBITDA	126,547	90,730	39.5
EBITDA margin %	22.2	17.7

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	174.2	87.2	99.7
Earnings per ADR (CLP)	348.5	174.5	99.7

Depreciation	26,798	28,291	(5.3)
Capital Expenditures	30,102	37,782	(20.3)

PRESS RELEASE

Exhibit 2: Segment Information (First Quarter 2021)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
First Quarter
(In ThHL or CLP million unless stated otherwise)	2021	2020	YoY %	2021	2020	YoY %	2021	2020	YoY %
Volumes	6,249	5,997	4.2	2,462	2,341	5.1	353	302	16.7
Net sales	393,220	341,369	15.2	124,662	124,542	0.1	56,403	49,512	13.9
Net sales (CLP/HL)	62,925	56,921	10.5	50,639	53,194	(4.8)	159,921	163,848	(2.4)
Cost of sales	(186,071)	(163,227)	14.0	(63,224)	(68,476)	(7.7)	(33,782)	(27,771)	21.6
% of Net sales	47.3	47.8		50.7	55.0		59.9	56.1
Gross profit	207,149	178,142	16.3	61,438	56,066	9.6	22,621	21,741	4.0
% of Net sales	52.7	52.2		49.3	45.0		40.1	43.9
MSD&A	(120,488)	(121,583)	(0.9)	(54,943)	(57,494)	(4.4)	(15,392)	(15,214)	1.2
% of Net sales	30.6	35.6		44.1	46.2		27.3	30.7
Other operating income/(expenses)	442	391		3,725	3,423		162	320
EBIT	87,103	56,949	52.9	10,221	1,995	412.2	7,391	6,847	7.9
EBIT margin	22.2	16.7		8.2	1.6		13.1	13.8
EBITDA	103,946	73,848	40.8	16,706	9,917	68.5	10,180	9,639	5.6
EBITDA margin	26.4	21.6		13.4	8.0		18.0	19.5

	4. Other/eliminations			Total
First Quarter
(In ThHL or CLP million unless stated otherwise)	2021	2020	YoY %	2021	2020	YoY %
Volumes	(22)	(10)		9,042	8,630	4.8
Net sales	(4,646)	(4,190)	10.9	569,639	511,233	11.4
Net sales (CLP/HL)				62,999	59,236	6.4
Cost of sales	2,806	2,036	37.8	(280,271)	(257,438)	8.9
% of Net sales				49.2	50.4
Gross profit	(1,840)	(2,154)	(14.6)	289,369	253,795	14.0
% of Net sales				50.8	49.6
MSD&A	(3,140)	(1,251)	151.0	(193,964)	(195,542)	(0.8)
% of Net sales				34.1	38.2
Other operating income/(expenses)	15	51		4,344	4,186
EBIT	(4,965)	(3,353)	48.1	99,749	62,438	59.8
EBIT margin				17.5	12.2
EBITDA	(4,284)	(2,675)	60.2	126,547	90,730	39.5
EBITDA margin				22.2	17.7

PRESS RELEASE

Exhibit 3: Balance Sheet
	March 31	December 31
	2021	2020
	(CLP million)
ASSETS
Cash and cash equivalents	467,671	196,369
Other current assets	539,379	592,913
Total current assets	1,007,050	789,282

PP&E (net)	1,095,146	1,071,730
Other non current assets	472,250	492,679
Total non current assets	1,567,396	1,564,409
Total assets	2,574,446	2,353,691

LIABILITIES
Short term financial debt	73,492	68,386
Other liabilities	481,289	414,896
Total current liabilities	554,781	483,282

Long term financial debt	439,734	261,769
Other liabilities	158,241	165,712
Total non current liabilities	597,975	427,481
Total Liabilities	1,152,756	910,763

EQUITY
Paid-in capital	562,693	562,693
Other reserves	(187,768)	(137,503)
Retained earnings	929,959	902,863
Total equity attributable to equity holders of the parent	1,304,884	1,328,054
Non - controlling interest	116,806	114,873
Total equity	1,421,690	1,442,927
Total equity and liabilities	2,574,446	2,353,691

OTHER FINANCIAL INFORMATION

Total Financial Debt	513,226	330,155

Net Financial Debt	45,554	133,786

Liquidity ratio	1.82	1.63
Total Financial Debt / Capitalization	0.27	0.19
Net Financial Debt / EBITDA	0.14	0.45

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: May 5, 2021